Exhibit 99.1

International General In s uran c e Ho l ding s L td. IGI Investor Presentation Q4 2020 March 2021

Forward Looking Statements International General Insurance Holdings Ltd. 2 This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . F orward - looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID - 19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities' prices and foreign currency rates . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) the outcome of any legal proceedings that may be instituted against the Company ; (5) the potential effects of the COVID - 19 pandemic ; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq ; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20 - F for the year ended December 31 , 2019 , including those under “Risk Factors” therein, and in the Company’s other filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based .

Section 1 COM P A N Y OV E R V I EW

IGI is a Specialty (Re)Insurer with a Proven Track Record

"Specialty": (1) a distinctive mark or quality; (2) a product of a special kind or of special excellence"[(1)]

IGI are specialists with recognized expertise in their lines of businesses

Local, specialized knowledge resulting in a **4 point** combined ratio **advantage** relative to peers[(2)]

Managed volatility – business focused on **capital preservation** and **underwriting profitability**

Intelligent reinsurance with **managed catastrophe exposure**, leading to stable underwriting results

~20 lines of specialty business that are **72% individually underwritten**

Active **cycle management** shifts focus to lines with **strong margins** and **rate momentum**

Largely **unaffected** by headline **COVID-19 losses**

A – AM BEST Financial Strength Rating: A Excellent

A- – S&P Global Ratings

10% avg. unlevered core operating **ROE** over 10 years including "soft market"

90% combined ratio through **market cycle** including heavy catastrophe years

0% financial leverage

(1) Source: Webster Dictionary.
(2) Represents difference in average combined ratios for the period 2010 – 2020 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London. Financial data as of 2020YE for HSX-LON, LRE-LON, BEZ-LON and Lloyd's of London.

International General Insurance Holdings Ltd.

4

Key Financial Metrics International General Insurance Holdings Ltd. 5 Market Capitalization / Stock Price (NASDAQ: IGIC) $339.3mm / $7.47 (1) S h a r e ho l d e r s ’ E qu ity / B VPS $394.6mm / $8.69 FY 2020 Gross Written Premium $467.3mm FY 2020 Operating ROAE 9.6% Dividends Paid $4.3 million Financial Strength Ratings A (A.M. Best) / A - (S&P) Employees 252 Jabsheh Family Ownership 29.8% (2) Note: Financial data as of Q4 2020 (12/31/2020). (1) Market data as of 03/09/2021. Market Capitalization is calculated using 45.426mm fully diluted shares outstanding. (2) Ownership percentage excludes unvested earn out shares, includes 363,278 shares purchased by Mr. Wasef Jabsheh in open market transactions during June, August and September 2020, and 50,000 shares purchased by Mr. Waleed Jabsheh in open market transactions during September 2020.

IGI - Global Specialty (Re)Insurer Evolution

IGI

FOUNDED: 2001

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA[1] regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's credit ratings to A (Excellent)

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Listed on Nasdaq and raised $41M through combination with Tiberius SPAC

Commenced underwriting Marine Trades and Marine Cargo business

$339mm market cap.

IGI

Nasdaq Listed

Source: Public filings. Market data as of 03/09/2021.
(1) FCA previously known as FSA.

International General Insurance Holdings Ltd.

6

Specialty Business Diversified by Line, Geography, and Broker Distribution ▪ Balanced specialty book across long - tail and short - tail lines of business ▪ Well diversified with mix of mature and high - growth, under - represented geographies ▪ Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and long - standing, trusted relationships FY 2020 GWP by Line of Business FY 2020 GWP by Geography FY 2020 GWP by Broker C asualty 34.9% Financial I ns t i t u t io n s 7.2% Marine Liabili t y & Trade 1.1% Energy 19.6% Property 15.0% A v iation 4.9% Ports & T er m inals 5.5% Political Violence 1.8% M arine C argo 0.2% Treaty R einsurance 4.1% Long - ta i l 43% S ho r t - ta i l 53% R ei n s u r a n ce 4% B r o k e r 1 23.2% B r o k e r 2 20.8% B r o k e r 3 16.2% B r o k e r 5 3.1% B r o k e r 4 4.2% O t he r s 32 . 6 % U n K FY 2020 Gross Written Premiums were $467.3mm. International General Insurance Holdings Ltd. 7 C South 4.1% America 4.4% A f r i c a 4.5% North America 4.8% Wo r l d w i d e 5.7% Asia 8.0% Australasia Caribbean 3 . 4%

Market Respected and Recognized Executive Management Team

- **Highly experienced management team with an average of more than 30 years of industry experience**
- **Strong business culture of recognizing and rewarding achievers**
- **Family owners actively manage business and have closely aligned interests with stockholders**



Wasef Jabsheh
Founder, Chairman & CEO
- Over 40 years insurance experience
- Established ADNIC[(1)], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



EY Entrepreneur Of The Year®

Wasef Jabsheh
2019 EY Entrepreneur of the Year for Jordan



Waleed Jabsheh
President
- Over 22 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Hatem Jabsheh
Group COO
- Over 19 years of capital & financial markets experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Andreas Loucaides
CEO IGI UK
- Over 48 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Pervez Rizvi
Group CFO
- Over 31 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

(1) Abu Dhabi National Insurance Company.

International General Insurance Holdings Ltd.
8

Significant Insider Ownership Creates Strong Alignment of Interest

IGIC Shareholder Base



2.5%
29.8%
67.7%
Institutional & Retail Investors
Jabsheh Family
Tiberius Sponsor and its transferees

Review of Lock-up Agreements

	Shares Subject to Lock-up	Restricted Shares % of Total Shares O/S(2)
Wasef Jabsheh(3)	12,327,894	27.1%
Tiberius Sponsors, its transferees and certain investors(1)	1,520,000	3.3%
Pre-Listing IGI Institutional Shareholders (Ominvest, Argo)	3,820,275	8.4%

Shares are restricted until the earlier of:

- Lock-up expiration on March 17, 2021
- Share price ≥ $12.00 for 20 trading days within any 30 trading day period
- IGI consummates a liquidation, merger, share exchange or other similar transactions that gives shareholders the right to exchange their equity holdings in the newly formed PubCo

Review of Shares Subject to Earn Out

3,012,500 contingent unvested common shares ("earn out shares") are subject to vesting and forfeiture in connection with the business combination between IGI and Tiberius Acquisition Corp.

- The SPAC Sponsor and its transferees received 1.8mm earn out shares (62.5%)
- Wasef Jabsheh received 1.1mm sponsor shares (37.5%)
- Earn out shares are subject to vesting if the market price of IGI shares reaches certain levels ranging from $11.50 to $15.25, are out-of-the-money and are currently excluded from fully diluted share calculation

(1) Includes 400,000 restricted forward purchase shares.
(2) Total fully diluted outstanding shares of 45.56mm (excluding earn out shares) based on IGI stock price of $8.08 as of 12/31/2020.
(3) The number of shares excludes 1,131,148 unvested earn out shares and 363,278 shares purchased by Mr. Wasef Jabsheh in open market transactions that are not subject to lock-up.

International General Insurance Holdings Ltd.

9

IGI Values Centre Around Integrity, Genuine Approach and Innovation Genuine • C ollaborati v e approach • Global team • Promote diversity International General Insurance Holdings Ltd. 10 Integrity • Practice values and principles • Trust - based relationships • Focus on doing what’s right Innovative • Entrepreneurial environment • Employee responsibility • Initiative valued ▪ The foundation of IGI is built on integrity , prioritizing honesty and doing what is right ▪ Genuine culture that promotes collaboration and supports diversity among our global team for the benefit of all stakeholders ▪ Fosters an innovative environment that encourages initiative and entrepreneurial spirit Our Values Are Reflected in Our Work, Our Commitment To The Community And The Solutions We Offer Clients

Section 2 INVESTMENT HIGHLIGHTS

Key Investment Highlights Disconnect Between IGIC Fundamentals and Stock Price 1 ▪ Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability 2 ▪ Superior Underwriting Performance Even in Heavier Loss Years 3 ▪ Active Cycle Management Balancing Growth and Risk Selection 4 ▪ Track Record of Delivering Results through the “Market Cycle” 5 ▪ Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation 6 ▪ Optimized, Cost - Efficient Global Operations with a Physical Presence in Key Markets 7 ▪ High Quality ROAE with Managed Volatility Among Best - In - Class Peers 8 ▪ Opportunity to Capitalize on Sector Tailwinds in Core Business 9 ▪ Well - positioned for Future Shareholder Value Creation Opportunities 10 ▪ International General Insurance Holdings Ltd. 12

Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability ▪ Class - underwriting profit centres irrespective of geography risk ▪ In - depth risk assessment of underlying exposure ▪ Facultative reinsurance designed to enhance risk - adjusted returns ▪ Prudent use of treaty reinsurance to protect capital Intelligent Risk Selection & Management ▪ Retentions range between $1 million and $10 million depending on underlying business lines ▪ Catastrophe protection up to $87.5 million which protects against 1:250 single - event Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. 1 Significantly Less Volatility from Catastrophes ($ in bn) 2012 Hurricane Sandy 2018 Hurr ic ane M i c hael , Ca l i fo rnia w ild f i re s Industry Ca t Loss ($bn) 2017 Hurr ic ane s Har v e y , Irma, Maria 2011 Japan, New Zealand ea rth qua k e s , Thailand flood IGI C ombined Ratio $31 .8 $59 .5 $143 .2 $80 .6 $47 .7 $39 .6 $40 .5 $58 .3 $151 .4 $59 .7 97% 93% 87% 89% 88% 86% 84% 87% 105% 89% $92 .8 94% 0% ' 0 9 ' 1 0 ' 1 1 IGIC Combined Ratio '13 W e a th e r '15 '16 '17 '18 '19 Earthquakes / Tsunamis Man - made 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 ' 1 2 ' 1 4 Individually Under w ri tt en 72% International General Insurance Holdings Ltd. 13 MGA - Originated Business 24% T r eat y 4%

IGIC Peer Group Index (1) Source: SNL Financial, company filings. Note: Financial data as of 2020YE for peers and as of H1 2020 for Lloyd’s of London. (1) Calculated as the average of the peer group’s median combined ratios from 2010 to 2020. Peers include: MKL, ACGL, WRB, RE, RNR, HSX - LON, AXS, RLI, BEZ - LON, ARGO, KNSL, LRE - LON, JRVR and Lloyd’s of London. 2 Superior Underwriting Performance Even in Heavier Loss Years Com bined Ratio 120% 0% 2 0% 4 0% 6 0% 8 0% 1 0 0% 2 0 10 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 IGI Combined Ratio higher than peers IGI Combined Ratio lower than peers Peer Average Combined Ratio (1) : 94% IGI Average Combined Ratio: 90% IGI Combined Ratio Advantage: 4% International General Insurance Holdings Ltd. 14

3 Active Cycle Management Balancing Growth and Risk Selection

GPW by Business Segment ($mm)


2009 – 2020 GPW
CAGR: 10.7%
Accelerating
Growth
Strong Cycle
Management
$153
$179
$203
$226
$240
$252
$242
$232
$275
$302
$349
$467
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Short-Tail
Long-Tail
Reinsurance

Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation

International General Insurance Holdings Ltd.
15

Combined Ratio Un - Levered Core Operating ROAE 4 Track Record of Delivering Results through the “Market Cycle” 93% 87% 89% 88% 86% 84% 87% 105% 89% 94% 89% Average: 90% 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 9 % International General Insurance Holdings Ltd. 16 12% 12% 13% 12% 12% 10% 0% 9% 7% 10% Average: 10% 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0

31% 49% 2017 Note: . (1) Data based on case + IBNR reserve development. 2 0 20 Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation ▪ IBNR reserves reflect growth of specialty long - tail lines – IGI took advantage of the improving market in specialty long - tail lines with 2020 rate increases on average of 31.6% ▪ History of releasing reserves once losses are fully developed ▪ No U.S. casualty exposure IBNR Net Reserves As % of Total Net Reserves Specialty – Long Tail As % of Total NPW Favourable Reserve Development 5 37% 50% 2 0 1 7 2 0 2 0 $24 $27 $23 $9 $6 $6 15% 17% 16% 2015 2016 2017 5% 2018 3% 2019 2% 2020 Favorable Development / NPE International General Insurance Holdings Ltd. 17

6 Optimized, Cost-Efficient Global Operations with Physical Presence in Key Markets


London
Underwriting headquarters
Bermuda
Group holding company domicile
Underwriting parent company
Amman
Operational headquarters
Casablanca
Africa underwriting hub
Dubai
Middle East underwriting hub
Kuala Lumpur
Asia underwriting hub

- Largely London-based underwriting teams supported by back and middle-office operations in Amman, Jordan
- Non-underwriting staff primarily responsible for underwriting support, claims, reinsurance, finance, IT and administration
- Amman hub provides cost-efficient central services to global underwriting platform

Non-Underwriting Employees by Location


Casablanca
1%
Labuan
2%
Dubai
3%
London
16%
Amman
78%

Amman	150
London	31
Dubai	5
Casablanca	2
Labuan	3
Non-U/W Total	**191**

Underwriters by Location


Labuan
5%
Casablanca
6%
Dubai
10%
London
51%
Amman
28%

London	31
Amman	17
Dubai	6
Casablanca	4
Labuan	3
Total Underwriters	**61**

International General Insurance Holdings Ltd.

18

Source: SNL Financial, company filings. Market data as of 03/09/2021. Financial data as of 2020YE for HSX - LSE, LRE - LSE and BEZ - LSE. (1) Represents standard deviation of annualized ROAEs for peers for representative years. 8.0% 6.0% 4.0% (1) Standard Deviation of 2010 - 2020 Operating ROAE Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns High ROAE Low Volatility IGI 7 High Quality ROAE with Managed Volatility Among Best - in - Class Peers Bubble size representative of P/BV multiple International General Insurance Holdings Ltd. 19 A v g. P/BV: 1.69x KNSL BEZ - LSE RLI HS X - L SE J RV R AC G L W RB AR G O LRE - LSE RNR RE M KL A X S 0 . 0% 3 . 0% 6 . 0% 9 . 0% 1 2 . 0% 1 5 . 0% 1 8. 0% 0 . 0% 2 . 0% 1 0. 0% 1 2. 0% 2010 - 2020 Average Operating ROAE

We broadened our footprint by entering new territories and lines of business and increased our market share, with gross premiums up more than 33% in 2020 compared to 2019, while maintaining underwriting profitability at a combined ratio below 90% . We expect to continue on this path in 2021, although likely at a more measured pace, and with the same careful approach to risk selection and portfolio balance. – Wasef Jabsheh 2019 2020 2020 2019 Specialty Short - Tail Specialty Long - Tail 8 Opportunity to Capitalize on Sector Tailwinds in Core Business Cumulative Net Rate Movement 7.2% International General Insurance Holdings Ltd. 20 7.8% 8.3% 10.0% 9.6% 18.2% 19.3% 18 . 4% 17.7% 20.4% 24.9% 23.1% 29.2% 29.5% 30.2% 31.6% M ar 31 J u n 3 0 Sep 30 D e c 3 1 M ar 31 Jun 30 Sep 30 Dec 31 M ar 31 J u n 3 0 Sep 30 Dec 31 M ar 31 J u n 3 0 Sep 30 Dec 31

Entry into U.S. market ▪ $20.4mm of gross written premiums for the year ended 2020 On - going late stage discussions for European platform post - Brexit ▪ Capitalize on European market opportunities Introduction of new lines of business ▪ UK - based Marine Trades business focused on smaller recreational marine market ▪ Marine Cargo business focused on specific elements of the general cargo market, medium - sized accounts and largely transit only and cargo “war on land” risks Capital management ▪ Authorized $5mm common share and/or warrant repurchase programme 9 Well - positioned for Future Shareholder Value Creation Opportunities International General Insurance Holdings Ltd. 21 IGI is pursuing multiple initiatives designed to create value regardless of how the market evolves

10 Disconnect Between IGIC Fundamentals and Stock Price



FY 2020 Financials
Price Performance Since IGIC IPO (3/18/20)
KNSL 81.5%
ARGO 66.8%
JRVR 66.2%
RLI 48.3%
WRB 46.1%
AXS 44.4%
MKL 40.4%
RNR 34.9%
ACGL 33.6%
RE 31.0%
LRE-LON 16.9%
HSX-LON 13.9%
BEZ-LON 1.5%
IGIC (10.2%)
Price-to-Book Multiple
KNSL 6.69x
RLI 4.42x
WRB 2.09x
HSX-LON 1.81x
JRVR 1.78x
BEZ-LON 1.68x
LRE-LON 1.43x
MKL 1.26x
ACGL 1.21x
RNR 1.17x
ARGO 1.05x
RE 1.02x
AXS 0.92x
IGIC 0.86x
YoY Revenue Growth
KNSL 45.6%
IGIC 28.2%
RNR 23.1%
ACGL 22.2%
RE 16.6%
WRB 2.5%
MKL 2.2%
RLI (2.0%)
ARGO (3.8%)
AXS (6.4%)
JRVR (26.3%)
Combined Ratio
KNSL 86.7%
IGIC 89.3%
RLI 92.0%
ACGL 94.0%
WRB 94.9%
MKL 98.0%
RNR 101.9%
RE 102.9%
JRVR 105.6%
ARGO 106.2%
AXS 109.6%
Operating Return on Average Equity
KNSL 14.7%
RLI 11.4%
IGIC 9.6%
WRB 7.5%
MKL 7.2%
ACGL 5.0%
RE 3.3%
JRVR 2.7%
RNR (0.9%)
ARGO (1.3%)
AXS (2.8%)

Source: SNL Financial, company filings. Market data as of 03/09/2021.
Note: Lloyd's of London H1 2020 combined ratio is 110.4% and H1 2020 YoY revenue growth rate is (2.9%). Lloyd's of London revenues include net premiums earned and allocated investment return transferred from the non-technical account. IGIC revenues include net premiums earned and total investment income, net.

International General Insurance Holdings Ltd.

22

Section 3 FINANCIAL PERFORMANCE

Selected Financial Data (1) Represents annualized core operating income for the period divided by average shareholders’ equity; Average shareholders’ equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2. Year ended December 31, ($ in mm) 2016 2017 2018 2019 2020 Cash and Invested Assets $216 . 2 $210 . 3 $260 . 1 $312 . 2 $305 . 6 Operating Results: Gross Written Premiums $232.2 $275.1 $301.6 $349.2 $467.3 Underwriting Income 51.6 23.6 56.1 52.0 77.4 Core Operating Earnings $29.5 $1.3 $28.6 $21.1 $34.1 C o r e O p e r a t in g R e t u r n o n E qui ty (1) 10.3% 0.4% 9.5% 6.9% 9.6% K e y M e t r i cs : Loss Ratio 45.3% 59.2% 46.5% 54.8% 53.5% Policy acquisition expense ratio 22.0% 24.7% 22.9% 21.1% 19.2% G &A e x pen s e r a t i o 19.9% 21.1% 19.3% 18.2% 16.5% Combined Ratio 87.1% 105.0% 88.7% 94.1% 89.3% Financial Position: Investments and Cash Portfolio $493.6 $489.6 $505.0 $604.7 $775.3 Debt -- -- -- -- -- Stockholders' Equity 301.2 301.4 301.2 312.1 394.6 Book Value per Share -- -- -- -- $8.69 Select Ratios: Retention Ratio (NPW / GPW) 64.4% 58.4% 67.4% 72.2% 72.4% Premium Leverage (NPE / Shareholders' Equity) 57.6% 48.7% 60.8% 71.6% 80.2% Debt - to - Total Capitalization Ratio 0.0% 0.0% 0.0% 0.0% 0.0% I n v e s t m en t Le v e r ag e (2) 180.2% 162.5% 167.6% 200.8% 246.2% (2) Represents the sum of (a) cash and short - term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior year shareholders’ equity. International General Insurance Holdings Ltd. 24

$3 . 4 $2.7 $ 1 1 . 1 $ 1 1 . 5 Defensively Positioned, Conservative Investment Portfolio Total Investment Income, Net ($mm) Total Investments and Cash Breakdown Fixed Income Portfolio Credit Ratings Q4 2020 Total Investments and Cash: $775.3 million Average Credit Rating: A Average Fixed Income Duration: 3.42 Years 2019 Y E 202 0 Q4'2019 Q4'2020 $2.7 $3.4 T o t a l in v e s t m en t in c o m e , ne t Share of Profit or Loss from Associates ( $0 . 5 ) Other (1) N e t In ve s t AAA 11.3% AA 7.4% BBB 29.2% Non - Investment Grade / Unrated 3.5% Cash & Cash Equivalents 16.2% (1) Includes realized gain / (loss) on investments, unrealized gain / (loss) on investments, gain (loss) on investment properties and expected credit losses on investments. International General Insurance Holdings Ltd. 25 Fix Equity Shares 4.1% 5.7% Real Estate

Section 4 COVID - 19 UPDATE

IGI Response to COVID - 19 Pandemic IGI’s priority is the health, safety and well - being of our people and their families ▪ IGI is committed to support and service in its communities through volunteering, fundraising and financial aid ▪ Amman - based IGI employees volunteered in Jordan to assist the government in providing financial aid, food and medical supplies to underserved communities ▪ London - based employees have organized events to provide much needed fundraising support for U.K. charities Communities ▪ Transparent and consistent communication among Board, Management and all departments ▪ No significant change in IGI view of pandemic impact: $2.5 million reserve maintained ▪ Variety of communication technologies implemented to remain connected with clients, brokers, shareholders Clients, Brokers & Partners ▪ Seamless transition to WFH across all offices; continued adherence to relevant Government guidelines on returning to work throughout 2020 ▪ Leveraged technology, implemented flexible schedules and allowed stipend for WFH equipment; experienced no reduction in efficiency or capabilities ▪ Education and training on health, mindfulness, well - being, and managing remotely IGI People Resilient Platform with Successful Business Continuity Efforts Allows IGI to Weather the Pandemic and Support the Community International General Insurance Holdings Ltd. 27 IGI will continue to generate value for our shareholders while effectively & efficiently supporting and serving clients, policyholders, business partners, and vendors

COVID - 19 Exposures NO event cancellation NO travel protection NO U.S. based business interruption (facultative policies written prior to March 2020) NO U.S. commercial general liability NO U.S. workers compensation Limited D&O (U.K. based) - Subject to reinsurance retention Limited PI covers for Broker / Agent (U.K. based) - Subject to reinsurance retention YES incidental reinsurance treaty exposure $2.5 million in COVID - 19 Reserves International General Insurance Holdings Ltd. 28

INTERNATIONAL GENERAL INSURANCE HOLDINGS LIMITED Appendix

IFRS Summary Income Statement

	Year Ended December 31,				
($ in mm)	2016	2017	2018	2019	2020
Gross Written Premiums	$232.3	$275.1	$301.6	$349.2	$467.3
Reinsurance Share of Insurance Premiums	(82.7)	(114.3)	(98.2)	(97.1)	(128.9)
Net Written Premiums	**$149.6**	**$160.8**	**$203.4**	**$252.2**	**$338.4**
Net Change in Unearned Premiums	8.2	(14.0)	(20.1)	(36.6)	(54.9)
Net Premiums Earned	**$157.9**	**$146.7**	**$183.3**	**$215.5**	**$283.5**
Net Claims and Claim Adjustment Expenses	(71.5)	(86.9)	(85.3)	(118.1)	(151.7)
Net Policy Acquisition Expenses	(34.8)	(36.2)	(42.0)	(45.4)	(54.4)
Net Underwriting Results	**$51.6**	**$23.6**	**$56.1**	**$52.0**	**$77.4**
Total Investment Income (1)	12.2	13.6	9.4	13.0	8.5
General & Administrative Expenses	(31.3)	(30.9)	(35.4)	(39.3)	(46.9)
Listing Associated Extraordinary Expenses	-	-	-	(4.8)	(3.4)
Other Income / Expenses	(0.8)	(1.8)	(1.2)	(1.4)	(4.4)
Gain / (Loss) on Foreign Exchange	0.3	2.6	(3.4)	5.7	2.5
Profit Before Tax	**$32.0**	**$7.0**	**$25.6**	**$25.3**	**$33.7**
Tax	0.9	0.0	(0.1)	(1.7)	(2.1)
Profit for the Period	**$32.9**	**$7.0**	**$25.5**	**$23.6**	**$31.6**

(1) Includes interest , dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.

International General Insurance Holdings Ltd.

30

IFRS Reconciliation – Core Operating Earnings (1) Represents a non - IFRS financial measure as the line item balances reported in the “IFRS Summary Income Statement” have been adjusted for the related tax impact. Profit For the Period $32.9 $7.0 $25.5 $23.6 $31.6 Net Realized Losses (Gains) on Investments (1) (2.7) (3.1) (1.3) (1.0) (0.9) Net Impairment Losses Recognized in Earnings 0.3 0.1 0.0 (0.0) - Unrealized Loss (Gain) on Revaluation on Financial Assets (1) - - 0.9 (1.6) - Expected Credit Losses on Investments - - - - 0.3 Fair Value Changes of Held for Investments 0.2 (0.1) - - - Fair Value Change on Investment Property (1.0) - - 0.3 2.0 (Gain) / Loss on Foreign Exchange (Tax Adjusted) (1) (0.3) (2.6) 3.4 (4.9) (2.3) L i s t i n g A ss o c i a t e d E x t r ao r d i na ry E x pen s e s - - - 4.8 3.4 Core Operating Income $29.5 $1.3 $28.6 $21.2 $34.1 Year Ended December 31, ($ in mm) 2016 2017 2018 2019 2020 International General Insurance Holdings Ltd. 31

Book Value per Common Share and Diluted Book Value per Common Share Note: IGI share price as of 12/31/2020: $8.08. (1) Using the “as - if - converted” method, assuming all proceeds received upon exercise of in - the - money warrants will be retained by the Company and the resulting common shares from exercise remain outstanding. ($ and share count in mm, except per share values) A s of D e c e m b e r 31 , 202 0 Potential Shares Shares Common Book Value Outstanding Equity per Share Basic Book Value per Share 45 . 42 6 $394 . 6 $8 . 6 9 Dilutive Impact of Shares Subject to Earn Out: Earn Out Earn Out In - the - Money Impact to Impact to Book Share Price Shares Shares Common Equity Value per Share $11 . 5 0 $12 . 7 5 $14 . 0 0 $15 . 2 5 1 . 400 0 0 . 600 0 0 . 550 0 0 . 462 5 -- -- -- -- -- -- -- -- -- -- -- -- Total Impact of Earn Out Shares 3 . 012 5 -- -- -- Strike Price Warrants In - the - Money Impact to Impact to Book Outstanding Warrants Common Equity Value per Share Dilutive Impact of Warrants: $11 . 5 0 17 . 250 0 - - - - -- 17.2500 -- -- -- Total Impact of Warrants Diluted Book Value per Share (1) 45 . 426 3 $394 . 6 $8 . 6 9 International General Insurance Holdings Ltd. 32

For more information: International General Insurance Holdings Ltd. 33 Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785 Operational Headquarters, Jordan International General Insurance Underwriting / Jordan “Exempted” PO Box 941428, 74 Abdel H a m id Sharaf St., Amman 11194, Jordan Telephone: +962 65622009 London Office, UK International General Insurance Company (UK) Ltd. 15 - 18 Lime Street, London, EC3M 7AN Telephone: +44 (0) 2072 200100 Registered and Head Office, Bermuda International General Insurance Holdings Ltd. 44 Church Street, Hamilton HM 12, Bermuda Telephone: +1 (441) 295 - 3688